Exhibit 12

CONAGRA FOODS, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

Fiscal Year Ended

	2003	2002	2001	2000	1999
Fixed Charges as Defined:
Interest expense	$327.9	$439.1	$476.4	$350.5	$368.0
Capitalized interest	3.5	5.4	4.7	5.1	6.9
Interest in cost of goods sold	15.3	20.8	35.0	31.4	20.0
Preferred distributions of subsidiary	8.8	25.1	42.4	43.0	41.4
One third of non-cancelable lease rent	39.0	44.0	30.6	32.9	39.2
Total fixed charges (A)	394.5	534.4	589.1	462.9	475.5

Earnings as Defined:
Pretax income after elimination of undistributed earnings of equity method investees	$1,255.0	$1,169.9	$1,112.4	$652.1	$592.0
Add fixed charges	394.5	534.4	589.1	462.9	475.5
Less capitalized interest	(3.5)	(5.4)	(4.7)	(5.1)	(6.9)
Earnings and fixed charges (B)	$1,646.0	$1,698.9	$1,696.8	$1,109.9	$1,060.6
Ratio of earnings to fixed charges (B/A)	4.2	3.2	2.9	2.4	2.2

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